May 16, 2005

Owen Pinkerton, Esq.,
     Securities and Exchange Commission,
          450 Fifth Street, N.W.,
               Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc.—Form S-1 (File No. 333-123500)

Dear Mr. Pinkerton:

                    On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s responses to the staff’s comment letter (the “Comment Letter”) dated April 21, 2005 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.

                    To facilitate the staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in Amendment No. 1.

General

1.	Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Response

As requested by the staff, the Company has supplementally provided copies of the pictures, graphics and artwork that the Company intends to use in the prospectus.

IntercontinentalExchange, Inc.

2.	We note that throughout the prospectus you make qualitative assertions or similar statements. For example, see:

•	P. 1 “We operate the leading global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products.”

•	p. 1 “Our marketplace brings together buyers and sellers of derivatives and physical energy commodities contracts through our leading, Internet-based electronic trading platform.”

•	p. 2 “We operate the leading market for trading in Brent Crude futures.”

•	p. 2 “The IPE Brent Crude futures contract is the leading benchmark for pricing crude oil produced and consumed outside of the United States, and for pricing a majority of the world’s traded oil products.”

•	p. 2 “We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 17.0 trillion contracts traded in 2004. Henry Hub natural gas markets are the most liquid natural gas markets in North America.”

Please provide supplemental support for these and similar statements. In connection with this comment, where you use terms such as “leading,” please revise to include the measurement you are using in making such a determination.

Response

The Company has reviewed and revised, as appropriate, the qualitative statements referenced by the staff. On behalf of the Company, we have supplementally furnished the staff with certain data relied upon by the Company in part for the statements referenced, as revised. In addition, the Company notes the following in general support of the specific statements identified by the staff:

•	The Company operates the leading electronic global marketplace for trading energy products in both the futures and OTC markets. No other exchange or electronic platform in the world currently offers integrated electronic trading in both the futures and OTC markets. The only active marketplaces for electronic trading of energy commodities other than the Company are HoustonStreet, NGX (a subsidiary of the Toronto Stock Exchange), NYMEX Access, TOCOM and Trayport.

–	HoustonStreet is an Internet-based electronic trading platform limited to OTC crude oil trading. HoustonStreet does not publish its trading volumes;

IntercontinentalExchange, Inc.

–	NGX operates Canadian OTC natural gas markets via its electronic trading platform;

–	NYMEX Access is an electronic trading platform offered by NYMEX to its members for after-hours trading in its futures and options contracts. It is closed for trading during NYMEX open-outcry trading hours. The volume of contracts traded via NYMEX Access in 2004 totaled 8.2 million contracts (5% of NYMEX’s total volumes), or less than one-fifth the volume traded on the Company’s platform during the same period;

–	TOCOM, also known as the Tokyo Commodity Exchange, lists two energy futures contracts: crude oil and gas oil. The trading volume in these contracts is substantially less than the volume traded on ICE or NYMEX; and

–	Trayport operates U.K.-based OTC gas and power markets.

•	The Company operates the leading market for trading in Brent Crude futures contracts. Currently, the IPE and NYMEX (Dublin) are the only exchanges that trade Brent Crude futures contracts. NYMEX (Dublin) only recently began trading Brent Crude futures contracts when it commenced trading operations in November 2004. Based on traded contract volumes in the first three months of 2005, 98.1% of the total number of Brent Crude futures contracts traded globally were traded on the IPE.

•	The IPE Brent Crude futures contract is a leading benchmark for pricing crude oil produced and consumed outside of the United States, as well as a range of traded oil products. The Company has revised the disclosure to indicate that the IPE Brent Crude futures contract is a leading benchmark for pricing crude oil. There are two primary crude oil benchmarks globally – West Texas Intermediate, or WTI, traded on NYMEX and IPE Brent Crude futures contracts. WTI is traded predominantly in the United States, while IPE Brent Crude is traded predominantly in Europe and Asia. In 1999, the IPE developed a settlement price known as the “BWAVE” (Brent Weighted Average), based on daily trading in the IPE’s Brent contract. Several large oil producing nations, including Saudi Arabia, rely on this settlement price as the basis for the price of their crude oil exports to Europe.

•	We operate the leading market for trading in cleared OTC Henry Hub natural gas contracts. As presented by the Company in “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Key Statistical Information”, the Company had approximately a 77% market share in cleared OTC Henry Hub natural gas contracts (as defined

IntercontinentalExchange, Inc.

therein) for the three months ended March 31, 2005. In addition to the Company, the other primary source of liquidity in trading Henry Hub natural gas is on NYMEX-ClearPort, which represents approximately 1/3 of the contract volumes traded on ICE. See page 61 of the prospectus.

•	Henry Hub natural gas markets are the most liquid natural gas markets in North America. Henry Hub natural gas markets are the most liquid natural gas markets in North America both because the Henry Hub has a central role as a physical delivery point and the Henry Hub natural gas contract serves as a financial benchmark for natural gas traded throughout the United States. According to the Energy Information Administration, the Henry Hub is the largest centralized point for natural gas spot and futures trading in the United States. The Henry Hub serves as the physical location for the intersection of more than one dozen natural gas pipelines and serves as the basis for trading spread products at over 80 natural gas delivery hubs in North America. See the diagram on page 88 of the prospectus.

3.	We understand from your disclosure that the successful migration of futures trading business from your open-outcry trading floor, which was closed on April 7, 2005, to your electronic trading platform is crucial to your business. Please provide information in the summary and elsewhere in the prospectus as of a date as current as reasonably practicable that reflects the status of this transition.

Response

As requested by the staff, the Company has revised the disclosure to reflect the current status of the transition of open-outcry trading on the physical floor of the IPE to the Company’s electronic platform, which occurred on April 7, 2005. See pages 2 and 44 of the prospectus.

4.	We note that the holders of your Class A1 and Class A2 shares will be granted the option of converting their shares into shares of new common stock after the new common stock has been authorized upon closing of the offering. According to your disclosure on pages 5 and 37, the conversion terms will be “subject to such conditions as [y]our Board of Directors may deem appropriate.” Please advise us as to what consideration you gave to integrating the conversion of the Class A1 and Class A2 shares with the proposed offering.

Response

The Company advises the staff supplementally that, for the reasons stated below, it believes that the conversion of the Class A1 shares and the Class A2 shares into shares of new common stock should not be integrated with the registered public offering of new common stock to the public for cash.

IntercontinentalExchange, Inc.

As part of a planned recapitalization approved by the Company’s board of directors, the Company intends to amend its certificate of incorporation to authorize a new class of common stock, undesignated as to series, and to grant holders of all outstanding Class A1 shares and Class A2 shares the right to convert such shares into shares of new common stock on a one-for-one basis, subject to such conditions as may be imposed by the board of directors (as discussed below). In addition, the recapitalization will effect a reverse stock split to establish a customary offering price range for the new common stock and to reclassify the Class A1 shares and Class A2 shares on a proportionate basis. Pursuant to Delaware law and the Company’s certificate of incorporation and bylaws, the recapitalization must be authorized by the affirmative vote of seventy-five percent of the Class A1 shares and Class A2 shares outstanding, voting together as a single class. The Company intends to obtain the requisite approval by soliciting the consent of designated holders in the manner described below.

To ensure an orderly distribution of the new common stock, the board of directors will allow the conversion right to be exercised only as follows: (i) immediately prior to the consummation of the proposed offering, in the case of Class A2 shares to be converted into new common stock and sold in the registered public offering; (ii) anytime after the expiration of a 90 day-period following the consummation of the offering, in the case of Class A1 shares; and (iii) anytime after the expiration of a 180-day period following the consummation of the offering, in the case of Class A2 shares not sold in the offering. No other conditions will be imposed on the conversion by the board of directors.

The conversion of the Class A1 shares and the Class A2 shares into shares of new common stock was designed to be exempt from registration under the Securities Act pursuant to Section 3(a)(9). Section 3(a)(9) provides an exemption from the registration requirements for securities exchanged by the issuer exclusively with its existing security holders, so long as no commission or other remuneration is paid for promotional activities in soliciting the exchange. In connection with the conversion, shares of the Company’s new common stock will be exchanged exclusively with existing holders of Class A shares, and no commission or other remuneration will be paid for soliciting either the consents to the recapitalization or the resulting exchange.

Pursuant to Securities Act Release No. 2029 (August 8, 1939), the Commission stated that the Section 3(a)(9) exemption “is available only to securities constituting part of an issue, which, as a whole, is exchanged in conformity with the requirements of Section 3(a)(9).” The Company believes that the exchange of Class A shares for new common stock should properly be regarded as a separate issue from the proposed registered public offering, and integration of the two issues is not appropriate. See also Steiner American Corporation (April 4, 1973) (Lexis 2264). The exchange is being consummated in the financial interest of the Company to simplify its capitalization, and is not intended to effect a distribution

IntercontinentalExchange, Inc.

in contravention of the Securities Act. The holders of the Class A shares that will receive the new common stock upon conversion will hold such stock subject to the same restrictions on resale imposed under federal securities laws, if any, as were applicable to their prior holdings of Class A shares. Unlike the conversion, the Registration Statement contemplates an offering to the general public for cash, the proceeds of which will be used by the Company to repay outstanding debt and for general corporate purposes, including the development of new products and services. Based on the differences in investors (Class A holders are existing and long-term investors in the Company compared to the general public), consideration (Class A common stock compared to cash), use of proceeds (no proceeds received from the exchange of Class A shares compared to cash proceeds to be used by the Company to repay outstanding indebtedness and for general corporate purposes) and the timing of the offering (the commencement of the registered offering compared to a period beginning 90 or 180 days after the commencement), the conversion should not be integrated with the offering of new common stock to the public for cash contemplated by the Registration Statement under the principles articulated in Release No. 33-4552 (November 6, 1962).

In addition, in accordance with the staff’s interpretations under Black Box Inc., the recapitalization will be approved by QIBs and two or three additional large institutional accredited investors only. The Company has obtained approval only from these types of Class A holders. See Black Box, Inc. (June 26, 1990); accord Equitable Life Assurance Soc’y of U.S. (February 20, 1992). Moreover, the approvals will be obtained only from existing, long-standing shareholders who have a substantial, preexisting relationship with the Company. Even if the process of obtaining the approvals is deemed to be an offering, we do not believe that the offering should be integrated with the registered offering. The staff has held that integration of concurrent offerings is not appropriate when the private placement purchaser is capable of fending for itself, and when the unregistered offering is made in the circumstances described above.

Based on the preceding analysis, the conversion of Class A1 shares or Class A2 shares into shares of new common stock in the manner contemplated by the Company’s board of directors as described herein should not be integrated with the offering of new common stock to the public for cash contemplated by the Registration Statement.

Prospectus Cover

5.	Please remove “Joint Book-Running Managers” from the cover page. We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Response

The Company has removed the reference to “Joint Book-Running Managers” from the cover page.

Prospectus Summary, page 1

6.	Please substantially reduce your use of acronyms in the summary and risk factor sections as they may be confusing for an investor.

IntercontinentalExchange, Inc.

Response

As requested by the staff, the Company has revised the prospectus summary, risk factors and other sections of the prospectus to substantially reduce the use of acronyms. The Company advises the staff that it has retained only those acronyms in the prospectus that it believes are appropriate and necessary for clear and concise disclosure in accordance with customary usage. For instance, the Company has retained “OTC” and “IPE”.

Our History, page 1

7.	Please disclose the names of the “Initial Shareholders” and the “Gas and Power Firms.”

Response

As requested by the staff, the Company has revised the disclosure to include the names of the “Initial Shareholders” and the “Gas and Power Firms”. See pages 1 and 2 of the prospectus.

Our Business, page 1

8.	Please disclose the meaning of the term “Recognized Investment Exchange.”

Response

As requested by the staff, the Company has revised the disclosure to include a definition of the term “Recognized Investment Exchange”. See page 2 of the prospectus. The Company also directs the staff’s attention to the more detailed description of a Recognized Investment Exchange in the business section of the prospectus. See page 124 of the prospectus.

9.	Please quantify the current impact on your business of the closure of the open-outcry trading floor.

Response

The Company has revised the prospectus to disclose the quantitative impact the closure of the open-outcry trading floor is expected to have on its business. See pages 2 and 44 of the prospectus.

10.	A “recent developments” section is generally not appropriate for a prospectus in an initial public offering. Please revise the prospectus to reflect all developments as of the date of the prospectus.

Response

IntercontinentalExchange, Inc.

As requested by the staff, the Company has revised the summary section of the prospectus to eliminate the caption “recent developments” and to disclose all developments in the prospectus as of its date. See pages 1 and 2 of the prospectus.

Transparency and Independence, page 3

11.	Please provide a basis for your statement that, “in contrast to many of [your] competitors, [your] company is governed independently and impartially...”

Response

The Company has revised the prospectus to clarify its statement regarding the impartiality and independence of its governance structure relative to that of its competitors. See pages 4, 103 and 104 of the prospectus.

The Company supplementally advises the staff that the reference to “independence” is not meant to imply satisfaction of independence standards under the Sarbanes-Oxley Act of 2002, or non-satisfaction of these standards by its competitors, although the Company does believe that the composition of its board of directors satisfies these requirements. Rather, the Company’s use of the term “independence” is meant to refer to a lack of conflicting interests between management, on the one hand, and traders and market participants, on the other. The Company has sought to clarify in the disclosure that it is governed independently from the interests of traders and market participants, whose interests may conflict with its shareholders or may not be aligned with the operation of a fully transparent market structure. The Company notes that, according to publicly available information, a majority of the board of directors of each of NYMEX and CBOT are exchange members.

Strong Value Proposition, page 3

12.	Supplementally, please advise us as to the comparability of obtaining a seat on the NYMEX, CBOT and the Intercontinental Exchange. For example, are the figures cited strictly membership fees or do seats on the NYMEX and the CBOT come with other benefits as well?

Response

Membership access to ICE’s futures market – in terms of the rights conveyed – is not directly comparable with seat ownership or membership on the NYMEX or CBOT. The cost of owning a seat on NYMEX or CBOT is quite substantial (approximately $1.85 million and $1.42 million, respectively, based on recent sale prices made publicly available by each exchange). However, in addition to access rights and trading privileges, the member holds an asset, capable of appreciation. As disclosed in the prospectus, the Company has clarified the distinction between ownership of a seat and membership rights on ICE obtained by paying annual

IntercontinentalExchange, Inc.

membership fees. The Company does not seek to compare the types of memberships, but rather to demonstrate that the barrier to entry that exists for trading directly on NYMEX and CBOT – ownership of a seat – does not exist for trading directly in ICE’s markets. See page 4 of the prospectus.

Attract New Market Participants, page 4

13.	We note your statement that you have experienced an increase in your participant base in large part due to “the availability of electronic trading primarily through [y]our platform.” Supplementally, provide us with a basis for this belief. In connection with this, please discuss whether the increase in your participant base is higher than with other exchanges that provide for trading in energy contracts.

Response

The Company advises the staff that the number of participants trading in both its futures and OTC markets has increased from 655 as of December 2003 to 884 as of March 2005. The number of individual users trading through these participants has increased from 5,014 as of December 2003 to 6,361 as of March 2005. The Company attributes this growth, as well as the general trend towards electronic trade execution, to the perceived advantages of electronic trading over floor-based trading and voice brokers, including direct market access, improved speed and quality of trade execution, market transparency and reduced trading costs, among others. In particular, the Company has generated an increasing percentage of its revenues in its OTC business from trading by proprietary trading firms and hedge funds. As a percentage of the Company’s OTC revenues for 2002, proprietary trading firms and hedge funds represented less than 1%, compared to approximately 21% in 2004. In a recent article in Futures Industry magazine (Jan/Feb 2005), “The E-trader Factor: Arcades and Prop Shops Grow in Number and Influence”, the author notes that the number of e-trading (or electronic trading) firms has grown in volume and influence over the last five years. As a result, certain exchanges have experienced greater liquidity in major contracts as trading moves online. If the Company did not offer electronic trading, the Company does not believe that this new class of market participants would have begun trading in increasing numbers in its markets.

Due to the fragmentation of the OTC markets and the lack of direct comparability with other futures exchanges, the Company cannot provide a numeric comparison with its competitors of the increased participation by electronic traders. For example, the only other platform that offers trading in comparable energy futures contracts is NYMEX. However, unlike the Company’s platform, participants may only access NYMEX’s electronic platform by having a seat, or membership, on NYMEX. According to its 2004 10-K filing with the SEC, the number of seats offered by NYMEX is limited to 816.

IntercontinentalExchange, Inc.

Pursue Select Strategic Opportunities, Page 5

14.	Please briefly discuss the type of business you may acquire or the type of alliance you may enter into.

Response

As requested by the staff, the Company has disclosed in the prospectus the types of businesses it may consider acquiring or entering into strategic alliances with. See page 6 of the prospectus.

Risk Factors, page 5

15.	In order to provide balance, please move this subsection so that it immediately follows “Our Competitive Strengths.”

Response

In response to the staff’s comment, the Company has revised the disclosure in the prospectus to move the subsection “Risk Factors” so that it immediately follows “Our Competitive Strengths”. See page 4 of the prospectus.

16.	Please provide a more detailed description of each of your summary risk factors.

Response

As requested by the staff, the Company has revised the “Risk Factors” subsection to provide a more detailed description of each of its summary risk factors. See pages 4 and 5 of the prospectus.

Risk Factors, page 10

17.	Please clarify that all material risks are discussed in the “Risk Factors” section. In this regard, we note that the introductory paragraph which provides “some” significant investment risks are described in this section.

Response

As requested by the staff, the Company has modified the introductory paragraph to the “Risk Factors” section. See page 12 of the prospectus.

18.	Please consider adding a risk factor, if applicable, regarding the potential stress to your electronic trading system as a result of increased trading volume from the closing of your physical trading floor and the potential future growth of your business.

Response

IntercontinentalExchange, Inc.

The Company has provided additional detail in the risk factors concerning the impact of future growth on its electronic trading platform. See pages 21 and 24 of the prospectus.

Risks Relating to Our Business, page 9

We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive, page 10.

19.	Where you discuss your relationship with LCH Clearnet as an alternative to NYMEX’s clearinghouse, please clarify that only a limited number of contracts traded in the OTC market are eligible to be cleared through LCH. If you choose to retain disclosure in this risk factor about LCH, compare the breadth of its services to the clearinghouse operated by NYMEX. As part of this, please disclose that the agreement with LCH is terminable by either party with one year’s notice.

Response

The Company has revised the disclosure in response to the staff’s comment and has added a cross-reference to the risk factor on page 17 of the prospectus entitled “—We do not own our own clearinghouse and must rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures and OTC business without clearing services.” This risk factor discloses in greater detail the risks associated with the Company’s relationship with LCH.Clearnet and the competitive disadvantage to it of not operating its own clearinghouse. While this risk factor provides data with respect to the percentage of the Company’s overall revenues, futures business segment transaction fees and OTC business segment transaction fees that it derives from trading in cleared OTC contracts, the Company does not believe it would enhance the disclosure to clarify that only a limited number of the thousands of contracts offered for trading in its OTC markets are eligible to be cleared. The nature of the risk does not reside in the fact that only a limited number are eligible for clearing. Rather, the risk is that the Company currently derives a relatively large and growing percentage of its revenues from trading in futures contracts (all of which are cleared) and cleared OTC contracts and that (1) the Company is dependent on LCH.Clearnet to allow it to introduce additional cleared OTC contracts to its markets and (2) LCH.Clearnet may terminate its relationship with the Company pursuant to one year’s notice. The termination provisions with respect to each of the Company’s contracts with LCH.Clearnet are described in this risk factor. See page 12 and 17 of the prospectus.

Our revenues depend heavily upon trading volumes in the markets for IPE Brent Crude futures contracts and OTC North American natural gas and power

IntercontinentalExchange, Inc.

contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow, page 13

20.	As part of this risk factor discussion, please disclose that your primary competitor, NYMEX, has recently announced plans to allow for an open outcry floor in London for trading in the IPE Brent Crude futures contract.

Response

As requested by the staff, the Company has revised this risk factor to describe NYMEX’s plans to open a new open-outcry exchange floor in London that will offer trading in a contract that will compete with the IPE Brent Crude futures contract. See page 15 of the prospectus.

Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business, page 14.

21.	Your statement that you “do not believe that [you] infringe any intellectual property rights of NYMEX or that [you] have tortiously interfered with any contract of NYMEX,” is a legal conclusion that, absent consent from counsel, the company is not qualified to make. Please remove this statement from the risk factor or, if based upon a statement from litigation counsel, revise to cite counsel and provide a consent from counsel. This comment also applies to similar disclosure found under the risk factor heading that discusses the claims brought by EBS Dealing Resources, Inc. on page 19.

Response

The Company has revised this risk factor in response to the staff’s comment to remove the statement related to its belief that it has not infringed any of NYMEX’s intellectual property rights or tortiously interfered with any of NYMEX’s contracts. The Company has also removed similar disclosure relating to claims brought by EBS Dealing Resources, Inc. See pages 17 and 23 of the prospectus.

We have been accused of patent infringement by EBS Dealing Resources, page 19.

22.	Please briefly describe the business processes that would be implicated by the pending EBS patents and your ability to use alternative processes in the event the pending patents were granted.

Response

The Company advises the staff that pending patent applications referenced by the risk factor are continuation applications based off the same specifications as the patents already at issue in the litigation. Therefore, should the patent applications

IntercontinentalExchange, Inc.

ultimately be approved, the patents may provide EBS with a different or additional basis upon which to argue its claims of infringement, but would not relate to or impact any additional business processes of the Company. The Company also advises the staff that certain of these additional patent applications have received a notice of allowance from the United States Patent and Trademark Office, and the Company has updated its disclosure with respect to the EBS litigation accordingly. See page 22 of the prospectus.

Our business may be harmed by computer and communications systems failures and delays, page 22.

23.	Please supplementally advise us whether you have historically suffered any material system failures or delays.

Response

The Company advises the staff that it has not historically suffered any material failures or delays with respect to its computer and communications systems. During 2004, the Company’s electronic platform experienced approximately one hour of “downtime” over the entire period. While the electronic platform has historically experienced periodic disruptions in trading, the impact of such disruptions has, to the Company’s knowledge, been minimal to both the Company and its participants. However, as disclosed in the risk factor, it is possible that in the future the Company may experience a material failure or delay.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform, page 22.

24.	Please supplementally advise us whether you or your third party service providers have historically suffered any material security breaches that have impacted your business.

Response

The Company has not and, to its knowledge, its third party service providers have not, historically suffered any material security breaches that have impacted the Company’s business.

We rely on specialized management and employees, page 23.

25.	Please identify the specific executive officers upon who you are dependent.

Response

IntercontinentalExchange, Inc.

As requested by the staff, the Company has revised the disclosure to identify the specific executive officers upon whom the Company is dependent. See page 26 of the prospectus.

Our current shareholders may have the ability to influence our business, page 25.

26.	Please expand your disclosure under this risk factor to discuss why you believe your existing shareholders may vote as a group on matters such as the election of directors, the appointment of new executive officers and other matters.

Response

Upon further reflection, the Company has determined that it is appropriate to delete this risk factor and revise its risk disclosure elsewhere. See “Many of our current shareholders are also our participants and their interests may differ from those of other shareholders” on page 19 of the prospectus. To the Company’s knowledge, following the proposed offering, there will be no voting agreements in place among the Company’s shareholders. An existing agreement among certain shareholders will lapse upon completion of the proposed offering. The Company does not believe that its current shareholders have agreed to vote on any matter as a group upon completion of the offering. Rather, the Company believes that the interests of some of its current shareholders may not be aligned with public shareholders due to their participation in trading activities in the Company’s markets. Accordingly, the Company has revised the disclosure to move the discussion regarding existing shareholders voting as a group on matters such as the election of directors and the appointment of new executive officers to the risk factor described above.

Delaware law and some provisions of our organizational documents make a takeover of our company more difficult, page 26.

27.	Please disclose the potential anti-takeover effect of the change of control provisions of your employment agreements.

Response

The Company has revised the disclosure in response to the staff’s comment. See pages 29-30 of the prospectus.

Use of Proceeds, page 26

28.	Please disclose the maturity of the debt being repaid with the proceeds of the offering. Refer to Item 504 of Regulation S-K.

Response

IntercontinentalExchange, Inc.

As requested by the staff, the Company has revised the disclosure to indicate the maturity date of the debt being repaid under the credit facility. See page 32 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Our Business Environment, page 37

29.	Please briefly explain the term “cross-margin” as it may not be clear to an investor.

Response

The Company has revised the disclosure in response to the staff’s comment. See page 42 of the prospectus.

Segment Reporting, page 39

30.	Please briefly describe how your switch to an exclusively electronic trading platform will enhance your competitive position, other than with respect to the identified cost savings.

Response

As requested by the staff, the Company has revised the disclosure to describe how its decision to transition to an exclusively electronic trading platform will enhance its competitive position. See pages 44 and 99 of the prospectus. As discussed in the prospectus, the Company believes that the advantages of electronic trading – such as direct market access, improved speed and quality of trade execution, reduced transaction costs, greater transparency and extended trading hours – will continue to increase the number of participants trading in its markets and, therefore, the volume of contracts traded. As discussed throughout the prospectus, the Company’s profitability is directly linked to volume of contracts traded in its markets. Moreover, shifting trading in the Company’s futures markets exclusively to its electronic platform has consolidated and increased existing liquidity in its markets. The Company believes that increased liquidity in its contracts will further enhance transparency and continue to attract new participants, and may also attract participants currently trading in other marketplaces, including fixed income and equities markets. The Company believes that it will be competitively positioned to extend trading on its platform to products for which there is an interest to trade electronically, but no market or market with substantial liquidity currently exists.

Components of Expenses—Professional Services, page 51

IntercontinentalExchange, Inc.

31.	We note your disclosure that you expect that professional services expenses will decrease at the conclusion of the NYMEX and EBS cases. Please disclose when you expect these cases to be concluded.

Response

In response to the staff’s comment, the Company advises the staff that it cannot predict with any degree of certainty when the NYMEX copyright infringement litigation or the EBS patent infringement litigation will be concluded. The current procedural status of each of these proceedings is disclosed in the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Expenses – Professional Services”. With respect to the NYMEX litigation, the Company notes that the court has not yet ruled on the parties’ cross motions for summary judgment and no date for a trial has been set. Oral argument on the cross motions for summary judgment filed in connection with the NYMEX litigation was held on February 18, 2005. With respect to the EBS patent infringement litigation, the Company notes that the claim construction hearing, in which the scope of EBS’ asserted patent claims will be construed by the court, is currently scheduled for June 2005, and a trial date is scheduled for February 2006, both of which are subject to change. See also page 57 of the prospectus.

Loan Agreements, page 66

32.	Please disclose whether or not, as of a recent date, you are in compliance with the financial covenants on your facility.

Response

The Company has modified the disclosure under “Loan Agreements” to indicate that it is currently in compliance with all the financial covenants of its credit facility. See page 79 of the prospectus.

Industry Overview, page 75

33.	Throughout this section you reference and rely on certain market information provided by third parties. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Please supplementally disclose whether the publication is generally available to the public. If you commissioned the data, please file a consent from the provider for the use of its name and the information attributed to it.

Response

On behalf of the Company, we have supplementally furnished to the staff third party market information referenced in the “Industry Overview” section of the

IntercontinentalExchange, Inc.

prospectus. The material references the page numbers in the prospectus on which the corresponding statements appear. With the exception of the Celent report, all material is publicly available from its source. The Company advises the staff that it has not commissioned any data for inclusion in the prospectus.

Industry Size and Growth, page 80

34.	Please provide a brief explanation of why “the volume of energy derivative contracts traded for any specific commodity tends to be a multiple of the physical production of that commodity.” In connection with this, we note that different multiples are disclosed for crude oil and natural gas. Does this statement imply that, for example, the number of crude oil contracts traded in prior and future years is likely to be 3.75 times the physical consumption and production during the same period. Your current disclosure provides only a snapshot in time, and it is unclear whether you are suggesting that these figures serve as trends.

Response

The Company advises the staff that the volume of energy derivative contracts traded for any specific commodity tends to be a multiple of the physical production of that commodity for two primary reasons. First, many commercial market participants hedge their exposure to physical commodity requirements (rather than trading contracts that provide for actual physical delivery) with financially-settled derivative instruments that are valued based on the underlying commodity. Second, many participants in the markets for energy commodities trading do not have any exposure to physical commodity requirements, but rather use financially-settled instruments to gain or reduce financial exposure to energy commodity prices. As a result, the total volume of contracts traded for a given commodity is normally a multiple of the physical production volume.

This multiple varies by commodity, and also varies from year to year. Crude oil and North American natural gas have tended to be more actively traded than North American power based on historical volumes. However, a forward estimate of the multiple of traded volumes to physical production is difficult to forecast due to the need to forecast both production and trading levels. The Company believes these multiples are helpful to understanding the dynamics of the energy markets to the extent they illustrate that trading volumes in the commodities markets are not limited by the volume of physical production, and that at least historically, trading volume has exceeded physical production.

As described in greater detail in the prospectus, the Company notes that physical production is just one factor that influences trading volumes. Other factors that influence trading volumes, and which are disclosed in the prospectus, include weather, price volatility, seasonal factors and supply and demand.

Business, page 86

IntercontinentalExchange, Inc.

Our Growth Strategy, page 91

35.	Please provide an overview of the process by which you develop and launch new products. In particular, please discuss whether most new products are specifically requested by your customers or designed internally and then marketed to customers, the amount of financial and employee resources required to launch a new product and the approximate average duration of a new product offering. In addition, please address the relative importance of new products to the growth of your business.

Response

The Company develops and launches new products both in response to specific customer demand and on the basis of trends it observes within its customer base. Demand for new products is typically expressed by customers through communications with the Company’s sales force, help desk or directly to its executives. For example, the Company might receive several requests for the introduction of a new OTC contract based on a price index that is currently not offered for trading on its electronic platform. Alternatively, the Company also develops products based on observed trends within its customer base. The Company prioritizes development of new products based on the degree to which it believes a new product will provide market liquidity, serve the greatest number of participants and provide a return on investment to the Company.

Substantially all of the Company’s product development relates to new contracts for trading in its markets. As described in greater detail in the prospectus, contracts traded in the Company’s markets are settled on either a bilateral or cleared basis. The Company generally is able to develop and launch new OTC bilateral contracts for trading within a number of days or weeks. This process involves defining contract specifications, engaging in quality assurance testing and marketing the contract. In contrast, because all cleared contracts (futures and OTC) traded in the Company’s markets are cleared and settled through LCH.Clearnet, the Company is required to collaborate with LCH.Clearnet with respect to a number of aspects of the development process, including contract specifications, margin requirements, testing in a staging environment, quality assurance and post-trade processing and support infrastructure. As a result, the investment of time and resources required to develop cleared products is greater than for bilateral contracts and may extend over a period of two months or more. In addition, new contracts in our futures markets must be reviewed and approved by the Financial Services Authority, and possibly foreign regulators. All futures contracts and many of the Company’s new OTC contracts are traded on a cleared basis. New product development is an ongoing process that is part of the daily operation of the Company’s business. The Company does not incur separate, identifiable material costs in association with the development of new products; the costs are embedded in the Company’s daily costs of operation.

By virtue of the electronic nature of the Company’s trading markets, new product development requires the involvement of the Company’s information technology

IntercontinentalExchange, Inc.

staff, in addition to its development and sales team. The availability of trading in new products is typically communicated by the Company’s sales team to existing participants simultaneously via e-mail and direct communications.

The Company’s significant experience with launching new products is evidenced by the large number of products available for trading on its platform. The Company currently lists thousands of OTC bilateral contracts for trading in its markets, and has launched approximately 15 new cleared OTC products annually since 2002. To the extent new product demand remains comparable to historical levels going forward, the Company expects this new product launch rate to continue or increase in the future. After a particular product is launched, generally no modifications are required going forward, as the specifications of a traded contract do not tend to change.

As is typical for most commodity exchanges, the Company offers trading in a limited number of key products that generate the majority of its volumes, though a larger number of contracts are available for trading. While the successful development and launch of new products has played, and will continue to play, a role in the growth of its business, the Company believes that opportunity remains for increased trading volumes in its existing product markets. The Company does not believe that its continued growth prospects are disproportionately dependent on new product launches.

Our Products and Services, page 93

36.	Please revise your “OTC Trade Process” chart to clarify what parts of the process are handled by your systems. In addition, please clarify the meaning of “Deal Ticker” and “Trade Capture.”

Response

The Company has revised the diagram to describe the aspects of the trade handled by the Company, the participants or the clearinghouse and has also clarified the meaning of “Deal Ticker” and “Trade Capture”. See page 107 of the prospectus.

37.	Please revise your discussion of cleared OTC contracts to clarify the role of the FCM’s.

Response

The Company has revised its discussion of cleared OTC contracts to clarify the role of the FCMs. See pages 109 and 110 of the prospectus.

38.	Please revise your discussion of OTC risk management functionality on pages 98-99 to clarify how your platform has changed the historical treatment of counterparty credit and delivery risk.

IntercontinentalExchange, Inc.

Response

The Company advises the staff that it believes that the historical treatment of counterparty credit and delivery risk has changed due to its introduction of cleared OTC contracts on the Company’s platform. The Company has described the impact of this development elsewhere in the prospectus. Accordingly, the Company does not believe that revisions to the discussion of OTC risk management functionality are appropriate.

Our Participant Base, page 100

39.	Please disclose the names of your largest futures trading member and OTC participant that accounted for in excess of 10 percent of your futures business revenues and OTC business revenues, respectively during 2002, 2003 and 2004. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response

The Company has revised the disclosure to identify the OTC customers, if applicable, that accounted for over 10% of its OTC business revenues during 2002, 2003 and 2004, as well as the first three months of 2005. See page 114 of the prospectus. The Company advises the staff that pursuant to the rules of the FSA applicable to the IPE, the IPE is required to maintain the confidentiality of each member, except as otherwise required by law or if written consent of the member is obtained. The IPE has advised the Company that the one member referenced in the disclosure is not an affiliate of the Company, and that the trading volume of this member relates primarily to the trading activity of its customers on whose behalf it executes trades on the IPE.

Technology, page 102

40.	Please disclose whether the number of participants that currently access your platform during peak hours and the number of participants you believe you have the capacity to support, include the ISV participants.

Response

The Company has revised the disclosure to clarify that the number of participants that access its platform during peak hours and the number of participants the Company has the capacity to support include ISV participants. The Company confirms that the platform has the capacity to support both its participants during peak hours and those that connect via an ISV. The configuration of the platform is such that each of the Company’s direct participants connects as an individual login; similarly an ISV may connect to the platform via their own server as a single login, which aggregates all of the ISV’s users through one connection. The result is that, while ISVs may have numerous users accessing its own front-end system and server, the ISV server represents only one connection to our platform.

IntercontinentalExchange, Inc.

As noted on page 117 of the prospectus, the platform is configured with sufficient headroom and a scalable architecture to provide capacity for the increase in activity brought by additional ISV connections or increased activity by current ISVs.

41.	Please disclose what level of assurance was provided by PricewaterhouseCoopers in connection with its SAS 70 review.

Response

The Company advises the staff that it has removed the disclosure concerning the SAS 70 Type II report as it does not believe it is material to investors.

Property, page 108

42.	In light of the closing of your open-outcry exchange floor, please disclose your plans for the property you own that currently houses the disaster recovery facilities of the exchange floor.

Response

As requested by the staff, the Company has revised the prospectus to disclose that it intends to dispose of the property in the near future. See page 122 of the prospectus. However, the Company has not committed to an active program to locate a buyer and the asset is currently not being actively marketed for sale.

Management, page 113

Employment Agreements and Benefit Plans, page 119

43.	Please summarize the exclusivity, non-competition and non-solicitation provisions of your employment agreements. In addition, please disclose whether there are any minimum or maximum amounts of bonuses that may be awarded to the named executive officers.

Response

The Company has revised the disclosure to include a summary of the exclusivity, non-competition and non-solicitation provisions of the employment agreements of its executive officers. The Company advises the staff that while the agreements provide for target bonuses, there are no minimum or maximum bonus requirements, except for the agreement of Dr. Ward as disclosed in the prospectus. See pages 134 to 135 of the prospectus.

IntercontinentalExchange, Inc.

44.	Please briefly define the terms “cause,” “gross misconduct” and “good reason” as they are used in the employment agreements.

Response

The Company has revised the disclosure to define the terms referenced above as such terms are used in the employment agreements. See page 134 of the prospectus. The Company advises the staff that the term “gross misconduct” is not defined in Dr. Ward’s employment agreement.

Certain Relationships and Related Party Transactions, Page 125

Relationships With Our Initial Shareholders, page 125

45.	Please clarify whether the put held by CPEX is currently exercisable and whether it will be exercisable immediately following the proposed offering. In connection with this, please discuss the revision in the registration rights owned by CPEX contemplated by your disclosure on the top of page 126.

Response

As disclosed in the prospectus, CPEX and the Company intend to terminate CPEX's put option upon completion of the proposed offering in consideration of registration rights granted by the Company with respect to CPEX’s shares. See page 141 of the prospectus.

46.	Please provide additional detail on the investment banking services and consulting services provided by Morgan Stanley and Goldman Sachs in the last fiscal year and the amount of compensation that you paid for such services.

Response

Morgan Stanley and Goldman Sachs have provided investment banking services and/or consulting services to the Company from time to time. In the current fiscal year, the Company has paid Morgan Stanley $500,000 in financial advisory fees. The Company advises the staff that it has not entered into, and currently does not contemplate entering into, any agreements relating to these strategic considerations. The Company did not provide any compensation to Morgan Stanley in 2004. In addition, the Company has not provided any compensation to Goldman Sachs since 2001. In 2001, the Company paid Goldman Sachs $1.2 million in financial advisory and valuation fees in connection with the Company’s acquisition of the IPE. See page 141 of the prospectus.

Relationships With Certain Shareholders, page 125

IntercontinentalExchange, Inc.

47.	In connection with your disclosure regarding the Order Flow Agreements you entered into with various third parties, please provide additional details regarding how the shortfall payments payable to you were calculated.

Response

The Company has revised the disclosure concerning the Order Flow Agreements to provide additional details regarding how the shortfall payments to the Company were calculated. See pages 142 to 143 of the prospectus.

48.	Please provide additional detail on the terms of the registration rights agreements, including the deadlines for filing a registration statement and the penalties, if any, for a failure to meet those deadlines.

Response

The Company advises the staff that it will provide additional detail on the terms of the registration rights agreement with the Class A2 shareholders, including the deadlines for filing a registration statement and the penalties, if any, for a failure to meet those deadlines, when the terms are available.

Shareholders’ Agreement, page 128

49.	Please disclose whether any of your current directors were nominated by the Gas and Power Firms pursuant to the Shareholders’ Agreement.

Response

Under the Shareholders’ Agreement, dated as of June 14, 2001, among Continental Power Exchange, Inc., MHC Investment Company, The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., BP Exploration & Oil Inc., Atlantic Trading & Marketing, Société Générale Financial Corporation, S T Exchange Inc., Deutsche Bank Sharps Pixley Inc., Duke Energy Trading Exchange, LLC, Aquila Southwest Processing, L.P., AEP Energy Services, Inc., El Paso Merchant Energy Holding Company, Mirant Americas Energy Marketing, LP, Reliant Energy Trading Exchange, Inc. and Joe Bob Perkins, the Gas and Power Firms have the right to nominate four directors. However, the parties to the Shareholders’ Agreement (including the Gas and Power Firms) voluntarily agreed not to exercise their right under the Shareholders’ Agreement to nominate directors in an effort to establish an independent board of directors. In lieu of exercising this right, the parties to the Shareholders’ Agreement, acting as a group, collectively nominated and elected the members of the Company’s board of directors. The Company advises the staff that the Shareholders’ Agreement will terminate upon consummation of the proposed offering.

Principal and Selling Shareholders, page 131

IntercontinentalExchange, Inc.

50.	In light of Mr. Sprecher’s ownership interest in CPEX, please revise the table to include CPEX’s shares under Mr. Sprecher’s name or tell us why he does not have the requisite ability to control the disposition of these shares. Your disclosure on pages 125 and 126 appear to indicate that he has the sole power to control these shares. Please revise or advise.

Response

In response to the staff’s comment, the Company has revised the Principal and Selling Shareholders table and accompanying footnotes to reflect Mr. Sprecher’s interest in CPEX. As indicated in the table, as revised, Mr. Sprecher beneficially owns 10,687,448 Class A2 shares, which includes 9,961,298 shares held by CPEX and 726,160 shares underlying stock options that are currently exercisable or exercisable within 60 days of the date of this prospectus. See page 148 - 149 of the prospectus.

51.	Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is as underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

Response

None of the selling stockholders, other than selling stockholders named in the underwriting section, is a broker-dealer.

52.	Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to

IntercontinentalExchange, Inc.

make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of “affiliate,” please refer to Rule 405 of Regulation C.

Response

The Company has revised the disclosure in response to the staff’s comments. See page 147 of the prospectus.

Shares Eligible for Future Sale, page 140

53.	We note your statement in the initial sentence that implies that there may be a trading market for the Class A1 shares following the proposed offering. Please advise us as to whether you anticipate such a market developing and whether such a concurrent market would implicate Regulation M.

Response

As disclosed in the prospectus, the Class A1 shares are freely transferable under Rule 144(k), subject to the provisions of the Company’s Fourth Amended and Restated Certificate of Incorporation, which will become effective immediately prior to the consummation of the offering. Under the terms of the Fourth Amended and Restated Certificated of Incorporation, any transfer of Class A1 shares is subject to the consent of the board of directors of the Company, which may not be unreasonably withheld. Accordingly, the Company has disclosed in the prospectus that it is possible that a trading market for the Class A1 shares may develop following the consummation of the proposed offering.

The Company advises the staff that it does not believe that a concurrent market will implicate Regulation M. Under Rule 100 of Regulation M, the Class A1 shares would not be considered a “covered security”, “reference security” or “subject security” because the new common stock, not the Class A1 shares, are the securities subject to the distribution in the proposed offering. While the Class A1 shares are convertible into shares of new common stock, Regulation M will only apply to securities underlying convertible securities (i.e., the securities into which they are convertible), not the convertible securities themselves unless they are the subject of the distribution. Under Rule 100, a “reference security” is defined as a security into which a security that is the subject of the distribution may be converted. As discussed, the subject security is the new common stock, and it is not convertible into Class A1 shares. Therefore, trading in Class A1 shares will not implicate Regulation M.

Certain United States Tax Consequences to Non-U.S. Holders of Common Stock, page 142

IntercontinentalExchange, Inc.

54.	Please revise the heading and the introductory paragraph to clarify that the discussion is of material tax consequences, not merely certain tax consequences.

Response

The Company has revised the heading and introductory paragraph as requested by the staff. See page 158 of the prospectus.

Underwriting, page 45

55.	When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program. In addition, please disclose whether such shares are subject to lock-up provisions.

Response

The Company advises the staff that it will provide copies of the materials the underwriters plan to use in connection with the directed share program as soon as they become available.

56.	When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions. Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff and that the materials and procedures have not changed since they were cleared. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

Response

The lead underwriters have informed the Company that (except in connection with the Directed Share Program) they do not intend to use any means of distributing or delivering the prospectus other than by hand or the mails, or to use any forms of prospectus other than printed prospectuses. One or more underwriters, however, may make the prospectus in electronic format available on the web sites maintained by such underwriter(s).

57.	We note your disclosure of the share of offering expenses that you will pay. Please revise the disclosure to state the total offering expenses and the amounts to be paid by you and the selling shareholders, respectively. Refer to Item 508 and Item 511 of Regulation S-K.

Response

IntercontinentalExchange, Inc.

The Company has revised the disclosure to state the total offering expenses and the amounts to be paid by us and the selling shareholders, respectively, in accordance with Item 508 and Item 511 of Regulation S-K. See page 164 of the prospectus.

IntercontinentalExchange, Inc.
Financial Statement and Notes, pages F-1 – F-37

Note 2, Summary of Significant Accounting Policies, pages F-8 – F-16
Goodwill and Other Intangible Assets, page F-10

58.	We note you evaluate goodwill for impairment by comparing the fair value of the reporting unit to its carrying value by analyzing expected future discounted cash flows at the reporting unit level. However, your long-lived asset accounting policy on page F-11 suggests that you assess recoverability using an undiscounted cash flow approach. Please revise your disclosure on page F-11.

Response

As requested by the staff, the Company has revised the disclosure. See pages F-10 to F-11 of the prospectus.

Stock-Based Compensation, page F-13

59.	We note that you reduced compensation cost in your pro forma disclosure by $4.4 million, which was recognized on a pro forma basis in prior periods, related to forfeited options during 2004. We also note on page F-24 that your senior officers and members of the board of directors exchanged 3.7 million stock options associated with the implementation of the 2004 Restricted Stock Plan. Please advise us whether the referenced shares exchanged on page F-24 are the same as the shares forfeited on page F-13. If so, tell us why you consider these shares to be forfeited rather than exchanged or modified. In your response, cite the relevant accounting literature that supports your basis in accounting for purposes of your pro forma disclosure. Refer to paragraphs 34-36 of SFAS 123.

Response

Of the 4,475,733 stock options referenced on page F-14 of the prospectus, 3,770,400 relate to the exchanged stock options associated with the implementation of the 2004 Restricted Stock Plan. The other 705,333 are forfeited stock options due to termination of employment of other employees. The Company has revised the disclosure in Note 2 under the heading “Stock-Based Compensation” to properly describe the 3,770,400 exchanged stock options as modified stock options (as defined in SFAS 123) and has restated the pro forma stock-based employee compensation expense as determined under the fair value

IntercontinentalExchange, Inc.

method in accordance with SFAS 123, paragraph 35. The Company has revised the disclosure in the footnotes as follows.

During the year ended December 31, 2004, 3,770,400 stock options were exchanged in connection with the stock units granted under the Restricted Stock Plan (Note 10). The Company incorrectly treated these stock options as forfeited when determining the stock-based employee compensation expense determined under the fair value method, net of tax. As a result, the pro forma information was restated to reflect the 3,770,400 exchanged stock options as modified rather than forfeited stock options. The impact of the restated pro forma disclosures is presented below:

Year Ended December 31, 2004
(in thousands, except per share amounts)

	As previously
	reported	As restated
Pro forma net income available to common shareholders	$21,455	$17,222
Pro forma earnings per common share — basic and diluted	$0.10	$0.08

Note 9, Shareholders’ Equity, pages F-21 – F-25

60.	Please advise us of, and disclose, the following information for equity instruments granted during the year ended December 31, 2004:

a.	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts; and

b.	Whether the valuation used to determine the fair value of the equity instruments for each grant was contemporaneous or retrospective.

Response

As requested by the staff, the Company has revised the prospectus to disclose certain information concerning equity instruments granted during the year ended December 31, 2004. See pages F-22 to F-27 of the prospectus.

The Company advises the staff that it engaged Deloitte & Touche to perform an independent valuation of the Company’s common stock. The Company received a written report from Deloitte & Touche on August 19, 2004, indicating a relevant valuation range of $1.75 to $2.07 per share of Class A common stock. On September 9, 2004, the Company’s board of directors approved the valuation and

IntercontinentalExchange, Inc.

determined $2.00 per share to be the relevant per share fair market value of the Company’s common stock based on the following factors: Deloitte & Touche’s valuation report; prevailing market conditions; and independent sales of the Company’s stock by existing shareholders.

On October 11, 2004, the Company granted 6,558,580 stock options, at an exercise price of $2.00 per share, based on the board’s $2.00 per share valuation. These stock options had no intrinsic value as the exercise price was equal to the fair value. Although the grant schedule was approved by the Company’s board of directors on September 9, 2004, grants could not be made until October 11, 2004 when the exchange tender process for the 2004 Restricted Stock Plan was closed. The Company also made a grant of 88,000 stock options on December 14, 2004 at an exercise price of $2.00 per share.

There have been two independent sales of the Company’s stock by existing shareholders. On October 5, 2004, Reliant Energy Trading Exchange, Inc. (“Reliant”) agreed to sell all of its 8,522,063 Class A, Series 2 common stock shares to TA Associates, a private equity investment firm and its related affiliates (collectively “TA”) for $1.45 per share. On December 9, 2004, Aquila Southwest Processing, L.P. (“Aquila”) agreed to sell all of its 8,906,454 Class A, Series 2 common stock shares and its one Class A, Series 1 common stock share to TA for $1.55 per share. Under the terms of a Shareholders’ Agreement, among certain shareholders, dated June 14, 2001, the original holders of Class A, Series 2 common stock have the right to participate in any stock sales by another original shareholder of Class A, Series 2 common stock to the extent necessary to acquire its pro rata portion of the transferred shares so that each original shareholder can maintain its share ownership percentage or the number of shares that the shareholder owns as a percentage of the total number of shares issued and outstanding. The original shareholders can participate in the stock sale on the same terms and subject to substantially the same conditions as the buyer of the stock.

The Reliant stock sale closed on December 10, 2004 and two existing Class A, Series 2 shareholders elected to acquire shares from Reliant under the Shareholder Agreement. Morgan Stanley Capital Group Inc. acquired 1,201,610 shares, Total Investments USA Inc. acquired 767,837 shares and TA acquired the remaining 6,552,616 Reliant shares, each for $1.45 per share. The Aquila stock sale closed on February 4, 2005 and five existing Class A, Series 2 shareholders elected to acquire shares from Aquila under the Shareholder Agreement. Morgan Stanley Capital Group Inc. acquired 1,849,782 shares, The Goldman Sachs Group Inc. acquired 1,774,194 shares, Total Investments USA Inc. acquired 1,181,942 shares, BP Exploration & Oil Inc. acquired 1,097,929 shares, AEP Energy Services, Inc. acquired 700,976 shares and TA acquired the remaining 2,301,632 shares, each for $1.55 per share. There were eight additional companies that own Class A, Series 2 common stock that declined to acquire either the Reliant or the Aquila shares under the Shareholder Agreement.

IntercontinentalExchange, Inc.

These stock sales supported the board of director’s determination that the fair market value of the Company’s stock was not in excess of the $2.00 per share valuation. See also pages F-22 to F-27 of the prospectus.

61.	If you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist for each 2004 grant, please expand your disclosure in MD&A, preferably in Critical Accounting Policies, to include the following information relating to issuances of equity instruments:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation;

•	The valuation alternative selected and the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response

As requested by the staff, the Company has expanded its disclosure in the MD&A section to provide information relating to the Company’s issuance of equity instruments. See page 86 of the prospectus.

The Company has historically issued one large stock option grant during the fourth quarter of each year and has on occasion issued smaller stock grants during the year, primarily for new employees. Consistent with the Company’s historical practice of obtaining an independent valuation just prior to the fourth quarter stock option grant to assist the Company’s board of directors in determining the fair market value of its common stock, the Company’s board of directors received an independent valuation in August 2004 to assist in its determination of the $2.00 per share fair market value for the stock options it granted in the fourth quarter of 2004. The $2.00 per share price was at the high end of the range provided by the independent valuation. The Company did not grant any stock options during the first three quarters of 2004. Two large sales of the Company’s Class A, Series 2 common stock occurred during the fourth quarter of 2004 and the first quarter of 2005 representing 8.7% of the total outstanding Class A, Series 2 common stock, at prices less than the $2.00 per share fair market value as determined by the Company’s board of directors for the exercise price of the stock option grants during 2004 and during the month of January 2005.

The fair market value of the Company’s common stock is reviewed throughout the year for the valuation of the smaller stock option grants based on various

IntercontinentalExchange, Inc.

factors, including the Company’s financial performance, updated financial projections, market conditions and any independent sales of its common stock by existing shareholders since the date of the last independent valuation. If the Company’s financial performance is consistent with its projections, if its financial projections and market conditions have not changed and if any independent sales of its common stock are consistent with the latest independent valuation, then a contemporaneous valuation is not performed at the time of the smaller stock option grants. However, if one of these variables indicates that the fair market value of its common stock has increased since the last independent valuation, then the Company would have a contemporaneous valuation performed at the time of these smaller stock option grants.

See also the Company’s response to Comment No. 60, which provides details with respect to independent sales of the Company’s Class A, Series 2 common stock.

62.	Related to the exchange of outstanding options for restricted stock, please supplementally clarify the date the Company offered to exchange the options, the date the exchange occurred, the number of options exchanged, and the number of restricted shares or units issued in the exchange. In addition, tell us whether any employees declined the offer to exchange their options and whether there were any additional replacement stock options issued during the period identified in paragraph 45 of FIN 44. Finally, advise us how you considered the guidance in FIN 44 and Issue 39 of EITF 00-23 in accounting for the exchange.

Response

As requested by the staff, the Company has revised the disclosure to include the requested information. The date of the offer to exchange the outstanding $3.00 options for the restricted stock units was September 30, 2004 and the offer was open until October 28, 2004. All individuals eligible for the offer to exchange accepted and tendered their options on or before October 8, 2004. No individuals declined the offer to exchange stock options for grants of restricted stock units. The time-based and performance-based restricted stock units were granted on October 11, 2004. With regard to Paragraph 45 of FIN 44, there were no grants to members of management within the six-month look-back and look-forward periods around the offer to exchange. There was a new stock option grant to five members of the board of directors on January 5, 2005 for a total of 500,000 stock options that occurred within the six-month look-forward period. However, because these directors had exchanged 500,000 stock options in the exchange process for 500,000 restricted stock units, there was no excess in the number of shares cancelled over the number of shares issued in the replacement stock award. As a result, in accordance with Paragraphs 45 to 51 of FIN 44 and Issue 39(a) of EITF 00-23, none of the shares in the January 2005 stock option grant are deemed to be a replacement award that would be subject to variable accounting. Two additional directors received 200,000 stock options in January 2005 but neither

IntercontinentalExchange, Inc.

was eligible to participate in the exchange process since they had not previously been issued any stock options.

Note 11, Related-Parties. pages F-27 – F-28

63.	We note here and on page 125 that in connection with your formation you granted CPEX a put option by which CPEX could require you to purchase 9.9 million shares of your common stock held by CPEX. Please advise us of, and disclose, the circumstances under which CPEX can exercise this put feature. In addition, tell us how you accounted for the put option and how you considered the guidance in paragraph 11 of SFAS 150 or SFAS 133, as applicable.

Response

As requested by the staff, the Company has expanded its disclosure to include the circumstances under which CPEX can exercise this put feature. CPEX currently has the right to exercise the put option upon the termination, retirement, death or disability of Mr. Sprecher, exercisable at any time within six months of such date.

Upon formation of the Company as a limited liability company (“LLC”) on May 11, 2000, CPEX, the predecessor company, contributed certain assets and liabilities in exchange for membership interests in the LLC, representing approximately 7% of the total membership interests issued. At that time, CPEX was granted a put right (the “Put”), exercisable at any time within six months of the date of the events described above (a triggering event), to require the LLC to purchase a portion of CPEX’s LLC membership interests for an amount equal to the greater of fair market value or a $5 million minimum amount.

In determining the proper accounting of the Put, the Company considered the provisions of paragraph 11 of SFAS 150. The initial consideration under SFAS 150 is whether the Put is a freestanding financial instrument, as defined by SFAS 150 – “A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transactions and is legally detachable and separately exercisable.” The Put was not entered into “separately and apart” from other equity transactions, as it was entered into in conjunction with the Contribution and Asset Purchase Agreement between the Company, CPEX and Mr. Sprecher. The Put is also not legally detachable and separately exercisable. If CPEX were to sell its interest in the Company, the Put would terminate. The Put may not be transferred with the shares, nor may it be retained by CPEX upon transfer because the only shares subject to the Put are the membership interests (or shares issued upon conversion or exchange of such equity interests) issued to CPEX in conjunction with the Contribution and Asset Purchase Agreement. As the Put is not a freestanding instrument, the Company does not believe that it is within the scope of SFAS 150.

The Company also considered the applicability of SFAS 133 as it relates to the Put. As discussed above, the Put extends only to the original shares of the Company issued to CPEX in connection with the Company’s formation and not any additional or unrelated Company shares that CPEX may acquire. The Put would also not be transferable if CPEX sold the Company shares to a third party. The Put is not a derivative instrument under SFAS 133, because it meets the scope exception of paragraph 11(a) (i.e., it is indexed to its own stock and is classified in (temporary) equity).

IntercontinentalExchange, Inc.

Upon further analysis, we reviewed SEC Accounting Series Release 268, Redeemable Preferred Stocks (“ASR 268”), which modified the financial presentation of preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. ASR 268 indicates that registrants having issued such securities are required to present separately, in the balance sheet, amounts applicable to the following classes of securities: (i) preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer; (ii) preferred stocks that are not redeemable or are redeemable solely at the option of the issuer; and (iii) common stocks. Under ASR 268, amounts applicable to redeemable preferred stock must be presented in financial statements as a separate item and not combined with equity investments not having similar redemption requirements.

EITF D-98, Classification and Measurement of Redeemable Securities, further clarified the provisions of ASR 268 related to financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. EITF D-98 also clarified that although ASR 268 specifically describes preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments. As mentioned in EITF D-98, the SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur — without regard to probability — would require the security to be classified outside of permanent equity.

EITF D-98 indicates that the SEC staff believes the initial carrying amount of the preferred security should be its fair value at the date of issue. If redeemable currently (i.e., at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date. If the security is not redeemable currently (i.e., because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustments are not necessary until it is probable that the security will become redeemable. The Put is currently not redeemable. However, it is probable that the Put will become redeemable since Mr. Sprecher’s termination from the Company is certain to occur at some point in the future.

EITF D-98 further states that “resulting increases or decreases in the carrying amount of the redeemable security shall be treated in the same manner as dividends on nonredeemable stock and shall be effected by charges against retained earning or, in the absence of retained earnings, by charges against paid-in capital. Increases or decreases in the carrying amount shall reduce or increase income applicable to common stockholders in the calculation of earnings per share. If charges or credits are material to income, separate disclosure of income applicable to common stockholders on the face of the income statement should be provided.”

Because the Put is redeemable at the option of the holder, the Company has determined that the Put is within the scope of ASR 268 and EITF D-98. Accordingly, in connection with filing the Registration Statement, the Company has retroactively reclassified the Put in the Company’s financial statements in accordance with this guidance to reflect the Put outside of permanent equity. The Company recorded the Put initially at the minimum redemption amount of $5 million. The Company has adjusted the Put to record it at its redemption amount at each subsequent balance sheet date. The reclassification of the Put and the adjustments to the redemption amount have been recorded directly to retained earnings or, in the absence of retained earnings, by charges against paid-in capital. The

IntercontinentalExchange, Inc.

adjustments to the redemption amount each year are shown as a reduction or increase to income available to common shareholders on the face of the income statement. The Put is discussed in note 9 to the Company’s consolidated financial statements.

Part II

Item 15. Unregistered Securities Transactions

64.	Please revise to comply with Item 701(a) of Regulation S-K. In particular, please provide the date of each grant, the exemption relied upon for such grant and a brief explanation of the facts relied upon to make the exemption available including, with respect to reliance on Rule 701 or Rule 504 of the Securities Act, the dollar value of the grants.

Response

The Company has revised the disclosure in accordance with the staff’s comment. See pages II-2 and II-3 of the prospectus.

Exhibits

65.	Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

Response

The Company advises the staff that it will furnish supplementally the form of validity opinion of Sullivan & Cromwell LLP for its review. In addition, the Company has filed, or will file by subsequent pre-effective amendments, all material contracts required to be filed under Item 601 of Regulation S-K.

* * * *

          Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or to David B. Harms at (212) 558-3882. Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

IntercontinentalExchange, Inc.

/s/ Catherine M. Clarkin

cc:	Johnathan H. Short (IntercontinentalExchange, Inc.) David B. Harms David J. Gilberg (Sullivan & Cromwell LLP) William F. Gorin (Cleary Gottlieb Steen & Hamilton LLP)